Stoecklein Law Group

Practice Limited to Federal Securities

Emerald Plaza	Telephone: (619) 704-1310
402 West Broadway	Facsimile: (619) 704-1325
Suite 690	email: djs@slgseclaw.com
San Diego, California 92101	web: www.slgseclaw.com

October 11, 2011

Ms. Lauren Nguyen

Securities and Exchange Commission

100 F. Street, NE

Washington, D.C. 20549

RE: Sport Tech Enterprises, Inc.

Your Letter of July 28, 2011

Form Registration Statement on Form S-1

File No. 333-175306

Dear Ms. Nguyen,

This correspondence is in response to your letter dated July 28, 2011 in reference to our filing of the Registration Statement on Form S-1 filed on July 1, 2011 on behalf of Sport Tech Enterprises, Inc., your file number 333-175306.

General

1.
It appears from your disclosure that you may be a shell company pursuant to Rule 405 of the Securities Act. Please revise to disclose your status as a shell company or advise.  To the extent that you are a shell company, please revise your disclosure regarding future sales by existing stockholders on page 28.

Response:  Per your inquiry of Sport Tech’s status of a shell company under Rule 405 of the Securities Act, the Company does not believe they are a shell company as defined under the rule.  Rule 405 requires the company to have no or nominal operations. Sport Tech Enterprises is a genuine start up company with operations consisting of design and testing of a specific product, which is to be manufactured under the direction of its wholly owned subsidiary.  The initial product consisting of the surfboard leash is currently being tested within the Southern California surfing community. The Company has also taken steps to secure their intellectual property rights concerning the products design and implementation. Therefore the Company does not meet the first prong of the shell definition, and should not be classified as such. Furthermore, in Footnote 172, of SEC Release No. 33-8869, it was stated the definition of a reporting or non-reporting shell company was not intended to capture a “startup company,” or company with a limited operating history.

2.
Please revise throughout to clarify that Mr. Widme is your sole officer, director and employee. We note references throughout your filing to your “officers and directors, “your “management team” and “key employees.” For example, on page four, you state    that your business could be harmed “if a number of [your] officers and directors” were to leave.

Response: Since the filing of the Registration Statement on Form S-1, the Company has added Ms. Nicole Widme as Secretary. As such, we have revised the document throughout to clarify that the Company has two officers and one director. For example we revised the following sections;

“We will be dependent on the continued services of our management team Mr. Widme and Ms. Widme.”

Additionally we added the appropriate disclosures in the Risk Factors and Personnel sections.

3.
Please revise throughout to present a realistic picture of your business as it is today by clarifying the anticipatory nature of your proposed operations. For example, on page six, you state that you are subject to risks “related to the selection of athletes to endorse [your] products.” Please revise to clarify that you do not have any products as it appears that you are still researching and developing your surf leash.

Response: The language throughout the S-1 has been revised to reflect that the company is still in development and that our operations discussions are anticipatory in nature. For example, the document has been revised as follows;

“The company’s main focus is to redesign and reengineer existing sporting goods. As of the date of this prospectus, our redesigned surf leash is the sole product which is in development.” and “We also are subject to risks related to the selection of athletes to endorse our future products including our surf leash still in its research and development stage.”

Registration Statement Cover Page

4.	Please revise to include your Primary Standard Industrial Classification Code Number.

Response: The Primary Standard Industrial Classification Code Number, 3949, has been included on the revised Registration Statement Cover Page.

Registration Fee Table

5.	Please revise to include the specific provision under Rule 457 for purposes of calculating the registration fee.

Response: The fee total has been corrected per Rule 457, and now includes the following disclosure below the table:  “In accordance with Rule 457(e) fo the Securities Act of 1933, where securities are to be offered to existing security holders and the portion, if any, not taken by such security holders is to be reoffered to the general public, the registration fee is to be calculated upon the basis of the proposed offering price to such security holders or the proposed reoffering price to the general public, whichever is higher.”

6.
It appears that the $0.30 per share price of the shares you are registering is the same price that some of your selling shareholders paid for their shares in your June 2011 private placement. As such, it appears that the $0.30 per share price prohibits these selling shareholders from making any profit on sales of shares that they acquired in the June 2011 private placement unless and until there is an active trading market. This suggests that the $0.30 per share price of the shares you are registering here is not a bona fide sales price. Please revise to increase the fixed price or advise us why you do not think this is necessary.

Response: The Proposed Offering Price Per Share reflected on the Calculation of Registration Fee table has been revised to reflect the price increase to $.50 per share.

Outside Front Cover Page of the Prospectus

7.	Please revise to include the offering price of the securities and the selling shareholders’ net proceeds. Show this information on both a per share basis and for the total amount of the offering.

Response:  We have revised the Outside Front Cover Page of the Prospectus to include the offering price of the securities and the selling shareholders’ net proceeds as follows;

“The offering price per share registered is $0.50, for maximum offering of $4,209,400. Sport Tech Enterprises, Inc. will receive no proceeds from the sale of already outstanding shares of our common stock by the selling stockholders”

8.
We note your disclosure that the selling stockholders will sell at a stated fixed price until the securities are quoted on the OTC Bulletin Board. Please revise to clarify here, if true, that you have taken no steps to enable your stock to be quoted on the OTC Bulletin Board, and that there is no guarantee that your common stock will ever be quoted on the OTC Bulletin Board. Please also revise pages 1 and 28 accordingly.

Response: We have revised the Outside Front Cover Page of the Prospectus  to clarify that the Company has taken no steps to enable the stock to be quoted on the OTC Bulletin Board.  Page 1 has been revised as follows;

“The selling stockholders may sell these shares from time to time after this Registration Statement is declared effective by the Securities and Exchange Commission. The selling stockholders will sell at a stated fixed price until securities are quoted on the OTC Bulletin Board. Thereafter they will be sold at the prevailing market price or privately negotiated prices.  We will not receive any of the proceeds received by the selling stockholders. As of the date of this Prospectus, no steps have been taken to have these securities quoted on the OTC Bulletin Board, and there is no guarantee that our common stock we will be quoted on the OTC Bulletin Board.”

Page 28 has been revised as follows;

“As of the date of this offering, there is no public market for our common stock. Although we plan, in the future, to contact an authorized OTC Bulletin Board market maker for sponsorship of our securities on the Over-the-Counter Bulletin Board, there can be no assurance that our attempts to do so will be successful. Furthermore, if our securities are not quoted on the OTC Bulletin Board, or elsewhere, there can be no assurance that a market will develop for the common stock or that a market in the common stock will be maintained. As a result of the foregoing, investors may be unable to liquidate their investment for any reason. We have not originated contact with a market maker at this time, and do not plan on doing so until completion of this offering.  As of the date of this Prospectus, no steps have been taken to have these securities quoted on the OTC Bulletin Board, and there is no guarantee that our common stock we will be quoted on the OTC Bulletin Board.”

9.	Please revise to provide the legend required by Item 501(b)(10) of Regulation S-K, or confirm that you will not use the prospectus prior to the effective date of the registration statement.

Response: We have revised the Outside Front Cover Page of the Prospectus to include the following legend required by Item 501(b)(1) of Regulation S-K;

“The information in this prospectus is not complete and may be changed.  We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective.  This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is permitted.”

Prospectus Summary, page 1

10.
Please revise to include your assets and net income loss as of the most recent audited period and interim stub. Please also disclose your monthly “burn rate,” how long your present capital will last at that rate and an estimate of the amount of funds needed to accomplish your business goals and whether you have any plans to raise such funds. In addition, disclose that you are a development stage company and that you have limited operations to date.

Response:  We have revised the Prospectus Summary on Page 1 to include the assets and net income loss as of the most recent audited period as follows;

“As reported on our most recent audited period we have $1,701 in assets and a net income loss of $60,468. Our monthly expenses or “burn rate” is $10,500. In addition to our cash on hand, both Sport Tech Enterprises, Inc., and its wholly owned subsidiary SquareRoot, Inc., have lines of credit which are available to assist in shortfalls which may occur until the Company has the opportunity to raise additional capital. As of June 30, 2011, Sport Tech Enterpises has an available credit line of $96,000, and   SqureRoot, Inc., has a remaining credit line of  $17,079.  In our current financial condition utilizing only our present capital and available lines of credit, we can operate for the next ten months.  We estimate we will need to raise at least an additional $50,000 to accomplish our business goals. We do plan raising the necessary funds in the future.”

11.
We note your disclosure on page 24 that you acquired SquareRoot, Inc., your wholly owned subsidiary, on October 1, 2010. Please revise to disclose here and include a brief summary of this transaction. Also disclose the nature of the operations, if any, of SquareRoot, Inc. prior to your October 1, 2010 acquisition.

Response:  On October 1, 2010 we acquired our wholly owned subsidiary SquareRoot, Inc., through the exectution of a share exchange agreement between SquareRoot and Sport Tech Enterprises.  The agreement set forth terms whereupon Sport Tech Enterprises issued 1,200,000 shares of its common stock in a 1:1 exchange for all of SquareRoot’s issued and outstanding. Prior to the acquisition by Sport Tech Enterprises, SquareRoot had been developing a final prototype for a surfboard leash. After the execution of the share exchange, SquareRoot continued the development of the prototype under the umbrella of Sport Tech Enterprises, Inc.

12.
Please revise the fourth paragraph of page 1 to clarify that you have developed only one product to date, the surf leash, and that you are focused on, if true, sports such as surfing, boogie boarding and snowboarding. Also succinctly disclose the types of sporting goods that you will be focused on in your business development.

Response: We have revised the fourth paragraph of page one to clarify that we have developed only one product to date as follows;

“Sport Tech Enterprises was incorporated in the state of Nevada on July 28, 2010. The company’s main focus is to redesign and reengineer existing sporting goods. As of the date of this prospectus, our redesigned surf leash is the sole product which is in development. Even though our current product is being developed through SquareRoot, Inc., our wholly owned subsidiary, our intention is to broaden our design and development to begin building products under the Sport Tech brand name.  In the future we intend to continue to focus on sporting goods which are utilized in surfing, boogie boarding, snowboarding, skateboarding as well as contact sports such as ultimate fighting and boxing.”

13.
Please remove the statement that your business has the “intention of creating superior products” on page 1 as you do not have the basis to make such claims. Also revise throughout the prospectus accordingly.

Response: We have removed the statement that our business has the “intention of creating superior products from page one. We also removed similar statements throughout the prospectus.

14.
Please revise to disclose here that Mr. Widme is your sole officer, director and, that he has no experience as an officer or director of a public company and that he has no experience in your intended industry. In addition, we note your disclosure   on page 9 that Mr. Widme is currently involved in other businesses and intends to devote only a limited amount of time to your company. Please revise to add this disclosure here, including the amount of time he intends to devote to your business and that you do not anticipate hiring additional employees over the next 12 months.

Response: To reflect the addition of Ms. Nicole Widme as Secretary we have revised this section as follows;

“We have two officers, one of which acts as our sole director.  Both officers, Mr. Widme and Ms. Widme, are involved with other businesses, and will only be devoting a portion of their time to Sport Tech Enterprises, Inc. Both Mr. Widme and Ms. Widme will be devoting approximately 20 hours per week in regards to Company business.  At this time, and for the next 12 months, the Company does not anticipate hiring additional employees.”

In addition we have revised Page 9 to disclose the amount of time both Mr. Widme plans to devote to the company as follows;

“Even though Mr. Widme previously held a position as a corporate Secretary, as a result of our reliance on Mr. Widme, and his limited experience in operating a public company, our investors are at risk in losing their entire investment. Mr. Widme intends to hire personnel in the future, when sufficiently capitalized, who would have the experience required to manage our company, and such management is not anticipated until the occurrence of future financing. Since this offering will not capitalize our company, future offerings will be necessary to satisfy capital needs. Until such a future offering occurs, and until such management is in place, we are reliant upon Mr. Widme to make the appropriate management decisions.  Mr. Widme intends to devote approximately 20 hours per week on matters concerning Company business. Neither Mr. Widme nor the Company intends to hire additional staff within the next 12 months.”
Summary of the Offering, page 2

15.	Please revise to disclose here the total number of your shares of common stock that are issued and outstanding.

Response: We have revised the Summary of the Offering on page 2 as follows;

“The Offering

Common stock offered by the selling stockholders…	8,418,800 shares of common stock, $0.001 par value per share. A total of 33,610,800 shares of common stock are issued and outstanding.”

16.	Please reconcile your disclosure regarding the offering price here with your disclosure regarding the offering price in the third paragraph on page 1.

Response: We have revised the Prosepctus Summary as follows;

“The prices at which the selling security holders may sell the shares has arbitrarily been determined to be at $0.50 per share or until a market price for the shares is determined upon quotation on the OTC Bulletin Board or listed on a securities exchange.”

Summary Financial Data, page 3

17.	The line item titled “Total Expenses” is actually “Total Operating Expenses.” Please label it as such or revise the balance to also include the interest expense in the amount of $280 for clarity.

Response: The line item titled “Total Expenses” has been re-titled to “Total Operating Expenses”

Risk Factors, page 4

18.
Please revise to add a risk factor that discusses the risks of having one director/officer, including the fact that you may not generate net income because the sole director and officer will determine his salary and perquisites or explain why such risk factor is not necessary.

Response: Prior to the filing of the Registration Statement on Form S-1, the Company added Ms. Nicole Widme as Secretary. As such we do not feel it is necessary to add this risk factor as the company no longer has one sole director/officer.
An evaluation of us is extremely difficult. At this stage of our business operations, page 4

19.
Please revise to remove the words “[w]hile our Management believes its estimates of projected occurrences and events are within the timetable of its business plan” as these words negate the risks disclosed in this risk factor.

Response: We have removed the words “[w]hile our Management believes its estimates of projected occurrences and events are within the timetable of its business plan” from this risk factor on page 4.

We will need additional capital in the future to finance our planned growth, page 4

20.	Please revise the risk factor and related heading to clarify that you will not receive any proceeds in this offering. Also disclose the amount of capital you require to accomplish your business goals.

Response: We have the revised this risk factor on page 4 as follows:

“As a result of the Company not receiving any funds from the sale of securities registered in this offering, and based on our current proposed plans and assumptions, we anticipate that we may need up to an additional $50,000 in capital to fund our current operations, including product development. There is no assurance that we would be able to raise such capital in an amount sufficient to continue our operations.

Furthermore, additional equity financing may involve the sale of additional shares of our common stock on terms which have not yet been established. These terms may be more favorable to future investors than those contained herein, which may in turn hinder our efforts to raise additional capital. If we are not able to raise additional capital through the sale of securities or the generation of revenue, our course of business may be adversely affected.”

Risks Related to Our Business and Marketplace, page 5

Even though federal legislation has been put in place to protect investors against, page 5

21.
Please revise to clarify that you are subject to federal legislation by changing the title of this risk factor and clearly identifying the specific corporate governance measures that do not apply to your company.

Response: We have revised this risk factor on page 5 as follows;

“We are subject to federal legislation to protect investors against corporate fraud.

Federal legislation, such as the Sarbanes-Oxley Act of 2002, has resulted in the adoption of various corporate governance measures designed to promote the integrity of the corporate management and the securities markets. Some of these measures have been adopted in response to legal requirements. Others have been adopted by companies in response to the requirements of national securities exchanges, such as the NYSE, or the Nasdaq Stock Market, on which their securities are listed. Among the corporate governance measures that are required under the rules of national securities exchanges and Nasdaq are those that address board of directors’ independence, audit committee oversight, and the adoption of a code of ethics.

We have not yet adopted any of these corporate governance measures such as an audit or other independent committees of our board of directors as we presently have one director. Additionally, since our securities are not yet listed on a national securities exchange or Nasdaq, we are not required to do so. If we expand our board membership in future periods to include independent directors, we may seek to establish an audit and other committees of our board of directors.”

Any shortage of raw materials could impair our ability to ship orders, page 7

22.	Please revise the risk factor to disclose the raw materials that you will materially rely upon for your products so that the risk factor is narrowly tailored to your business.

Response: We have revised this risk factor on page 7 as follows;

“Upon full implementation of our business plan, the capacity of manufacturers to manufacture our products will be dependent, in part, upon the availability of raw materials. The raw materials which we will eventually be dependent upon range from polyurethane of the cord on our surf leashes, stainless steel braided wire which forms the core of our surf leash, Velcro that adheres our product to the user, and other miscellaneous components. When we decide upon manufacturers for our products, which are currently being developed, the manufacturers may experience shortages of raw materials, which could result in delays in deliveries of our products by our manufacturers or in increased costs to us. Any shortage of raw materials or inability to control costs associated with manufacturing could increase the costs for our products or impair our ability to ship orders of our products in a cost-efficient manner and could cause us to miss the delivery requirements of our customers. As a result, we could experience cancellation of orders, refusal to accept deliveries or a reduction in our prices and margins, any of which could harm our financial performance and results of operations.”

Mr. Widme may become involved in other businesses and there can be no assurance, page 9

23.	We note your disclosure that “Mr. Widme is currently involved in other businesses.”
Please disclose in detail here and elsewhere in the filing, as applicable, the nature of Mr. Widme’s other business activities and the conflicts of interest that may arise. In addition, please revise the title of this risk factor to clarify that Mr. Widme is currently involved in other businesses.

Response: Currently Mr. Widme is not involved in any other business, therefore we don’t believe the title should be revised to clarify that he is.  Mr. Widme is a part-time student in his third year of college.  The title states “Mr. Widme may become” rather than “currently is.”

We may not be able to raise additional funds through public or private financings, page 9

24.	Please revise to expand this risk factor or add a new risk factor to discuss the current economic conditions and how they may affect your ability to obtain financing.

Response: This risk factor on page 9 has been revised as follows;

“We may not be able to obtain any such capital resources in sufficient amounts or on acceptable terms, if at all. The current economic conditions may affect our ability to obtain financing, as the lenders may be less inclined to finance a star-up company. The United States is in an economic recession and as a result lenders are increasingly denying applications for equity to small businesses considered to be a high risk. If we are unable to obtain the necessary capital resources, our financial condition and results of operations could be materially adversely affected.”

Risks Related to this Offering, page 10

We will incur increased costs when we become a public company, page 10

25.	Please revise to include an estimate of the costs associated with public company reporting requirements and the costs associated with corporate governance requirements.

Response: We have revised this section on page 10 as follows;

“As a public company, we will incur significant legal, accounting and other expenses that we do not incur as a private company. We will incur costs associated with public company reporting requirements and costs associated with corporate governance requirements, including requirements under the Sarbanes-Oxley Act of 2002, as well as rules implemented by the Securities and Exchange Commission, or SEC, and FINRA. We expect these rules and regulations to increase our legal and financial compliance costs about  $13,200 a year and to make activities more time-consuming and costly.”

The sale of issuance of a substantial number of our shares will negatively affect, page 10

26.
Please reconcile your statement that you expect that you will likely issue a substantial number of shares of your capital stock in this offering with your prospectus cover page which indicates that your selling shareholders are offering all of the shares of your common stock in this offering. Also disclose the services that you will “continue to pay” with your equity and provide an estimate of the future issuances.

Response: We have revised page 10 to remove this risk factor, as at this time there is no public market for our stock.

Our internal controls may be inadequate, which could cause our financial reporting, page 11

27.
We note your disclosure that you have a limited number of personnel that are required to perform various roles and duties. Please revise to clarify that it may not be possible for you to have adequate internal controls because one person occupies all of the corporate positions.

Response: Due to the fact that the Company now has two individuals occupying all corporate positions, we revised this risk factor on page 11 as follows;

“We have a limited number of personnel, namely 2 officers that occupy all corporate positions and are required to perform various roles and duties. These individuals developed our internal control procedures and are responsible for monitoring and ensuring compliance with those procedures.”

Available Information, page 12

28.	Please revise to remove the first sentence of the first paragraph.

Response: We have removed the first sentence of the first paragraph on page 12 under Available Information.

Special Note Regarding Forward-Looking Statements, page 13

29.	Please revise to clarify that your Risk Factors section identifies all known material risks.

Response: We have revised the Special Note Regarding Forward- Looking Statements on page 13 as follows;

“These factors include, among other things, those listed under “Risk Factors”, “Plan of Operation” and elsewhere in this prospectus. The “Risk Factor” section identifies all known material risks to the Company.”

30.	Please revise the last sentence in this section to speak as of the date of effectiveness by removing the words “this prospectus” and replacing them with the word “effectiveness.”

Response: We have revised the last sentence of this section as follows;

“We undertake no obligation to update any of the forward-looking statements after the date of effectiveness to conform forward-looking statements to actual results.”

Selling Stockholders, page 13

Selling Stockholder Information, page 14

31.
We note your disclosure that your selling shareholders are offering an aggregate of 8,410,800 shares of your common stock. However, your selling stockholder table on page 15 indicates that they are offering 8,414,800 shares of your common stock. Please revise or advise.

Response: Both numbers in the table on page 14 have been revised to reflect the accurate total of 8,418,800 for the offering.

32.
We note your disclosure that Jane Stoecklein owns 8,000,000 share of your common stock, that she is offering 8,000,000 shares of your common stock and that she will beneficially own 8,000,000 shares of your common stock after the offering. Please advise or revise.

Response: The “after offering” numbers in the table on page 14 have been changed from 8,000,000 to zero (-0-)  accordingly.

33.
We note your disclosure that Cheryl Widme owns 8,000 shares of your common stock, that she is offering 4,000 shares of your common stock and that, after the offering, she will not own any shares of your common stock. We also note similar inconsistent disclosure for Todd Widme. Please revise or advise.

Response: We have revised the disclosure on the table on page 14, to reflect the accurate number of shares being offered by both Cheryl Widme and Todd Widme.

34.
Please be advised that a person is generally deemed to beneficially own stock held by a spouse and minor children. In this regard, we note that many of the selling shareholders share the same last name. Please revise if necessary. In addition, please revise to indicate the nature of any position, office or other material relationship that a selling security holder has had with you or any of your affiliates within the past three years. In this regard, we note that Daniel Van Ness, Gisela Stoecklein, Jennifer Trowbridge and Stoecklein Law Group are selling shareholders. We also note that many of the selling shareholders have the same last name as your sole director and officer.

Response: We have revised the table on page 14 with footnotes explaining the nature of any position, office or other material relationship of the shareholders. The following footnotes define the following:

(1)	Jane Stoecklein is the grandmother of Gisela Stoecklein.

(2)	Gisela Stoecklein is married to Daniel Van Ness and is the sister in-law to Andrew and Nicole Widme.

(3)	Jacklyn Nardozzi is Andrew Widme’s sister in-law. Michael Nardozzi is her husband.

(4)	Paul Widme is Andrew Widme’s brother, and live separate and apart from Andrew.

(5)	Cheryl Widme is Andrew Widme’s sister, and lives separate and apart from Andrew.

(6)	Todd Widme is Andrew Widme’s brother, and lives sepeareate and apart from Andrew.

(7)	Thu Kalen and Matthew Kalen are married and live in the same residence.

(8)	Jennifer Trowbridge and Tyler Trowbridge are married and in live in the same residence

(9)	Daniel Van Ness is Andrew Widme’s brother, and lives sepeareate and apart from Andrew.

(10)	Stoecklein Law Group was retained by Mr. Widme through an existing family relationship with Mr. Van Ness and Mrs. Stoecklein.

Plan of Distribution, page 14

35.	Please revise to clarify what you mean by “cooling off periods” on page 15.

Response: We have revised the Plan of Distribution on Page 14 to clarify “cooling off” periods as follows;

“Under the regulations of the Securities Exchange Act of 1934, any person engaged in a distribution of the shares offered by this prospectus may not simultaneously engage in market making activities with respect to our common stock during the applicable "cooling off" (the period of time between the filing of a preliminary prospectus with the SEC and a public offering of the securities; usually 20 days) periods prior to the commencement of such distribution.”

Description of Securities, page 17

Common Stock, page 17

36.
Please revise to remove the statement that all of the outstanding shares of your common stock are “validly issued, fully paid and non-assessable” as these are legal conclusions that the company is not qualified to make. Alternatively, please attribute this statement to counsel and file counsel’s consent to be named in this section.

Response: The statement that all of the outstanding shares of  common stock are “validly issued, fully paid and non-assessable” has been removed from the paragraph on page 17.

Interests of Named Experts and Counsel, page 19

37.	Please revise the first paragraph in this section to include the city and state of your independent auditor.

Response: We have revised this section as follows;

“The financial statements of Sport Tech Enterprises as of March 31, 2011 are included in this prospectus and have been audited by De Joya Griffith & Company, LLC, an independent auditor located in Henderson, Nevada, as set forth in their report appearing elsewhere in this prospectus and are included in reliance upon such reports given upon the authority of such firm as an expert in accounting and auditing.”

38.
We note your disclosure on page 19 that “the firm was issued and has received shares mutually agreed upon by the terms outlined in the agreement.” Please revise to disclose the number of common shares issued and clarify that that attorney at the firm were also issued shares of your common stock or advise.

Response: We have revised our disclosure on page 19 as follows;

“Per the retainer agreement executed with Stoecklein Law Group, the firm was issued 50,000 shares of common stockDonald J. Stoecklein is the sole attorney at the firm who has control of the shares issued to Stoecklein Law Group, who has been issued shares of Sport Tech Enterprises, Inc.”

Description of Business, page 20

39.
Please significantly revise this section to provide investors with a detailed discussion of your business plans. Provide a discussion of the real costs and timelines you face in reaching your goals of producing and selling sports equipment. Explain in detail how and when you expect to generate revenue. For example, provide additional information regarding (a) your working trials of the surf leash prototype, (b) the development of your website, (c) the manufacturing of your surf leash and the associated costs, (d) the expected pricing of your surf leash, (e) the marketing of your surf leash and brand (f) the development of other products for surfing, body-boarding, snow-boarding and skating and (g) your expansion into other sports. If you have not developed products related to other sports, please state.

Response: We have revised this section on page 20 as follows;

“In order to broaden the Sport Tech brand name, we created a website for the Company (www.sporttechenterprises.com). Our website is currently under construction, but is anticipated to be fully implemented by the fourth quarter of 2011.  Our intention upon having a fully functioning website is to provide an advertising medium for our first product and provide information regarding the competitive advantages of our products.  Our website will contain testimonials from advocates of our products who can attest to the strength, durability, and performance of our surf leashes.  Our website will exhibit pictures of individuals using our products while surfing, and their personal feedback on their experience with testing the performance of our surf leashes.

The Company may not generate significant revenues until we have raised sufficient capital to expand our business plan, or begin the initial production of our surf leash.  .  We anticipate the real costs associated with developing and producing our surf leash to be approximately  $15,000.  These costs include, but are not limited to, initial “one off production” utilized for testing and trials, retaining of intellectual property counsel, CAD drawings of final design and associated intellectual property filing fees. At this time, assuming our trials are successful, we anticipate being in a position to commence the manufacturing of our surf leash by the end of the fourth quarter of 2011.

Since our inception, our costs of research and development associated with the development of our surf leash have been very nominal amount of less than $100.  These costs are derived from the minimal expenditures on raw materials, as well as those related to the research and development of our prototype. We believe it costs should be expected to increase substantially once we begin the manufacture of our final product due to the outlay of funds for mass quantities of raw materials and other production expenses. Until we have secured our final production prototype, we will not be able to create a final budget of manufacturing costs realted to the mass production of our intial product.  We have begun researching possible facilities which might be capable of producing mass quanties of the surf lease, but as of yet have not contracted with a particular vendor or production plant. The Company will focus on securing a production contact once we have completed our working trials and finazlied our production prototype. We anticipate commencing manufacturing our surf leashes by the end of the fourth quarter.

In order to generate initial interest and sales, we intend to initiate a local campaign to promote our surf leash in Southern California, before expanding throughout other surf communities in the United States.  Our marketing campaign will be a grass roots, hands on approach, focused on putting working prototypes into the hands of local surfers. Our intention is to work with them and to utilize their feedback to help improve our design, while allowing us to begin instilling our name and company philosophy into the individuals who will be purchasing our product. Our goal is to build a company which will be able to compete on a global level with larger manufacturers of similar products.  With the revenues generated from sales of our surf leashes, we intend to gradually transition into other water related sports such as paddle boarding and boogie boarding, and and eventually expand into other action related sports. We cannot provide reasonable assurance regarding the timing of developing other sports related technologies because it is conditionally precedent on generating revenues based from our surf leash.  At this time, the surf leash is the only product we are in the process of developing.”

40.	Please revise to disclose the amount spent on research and development activities.

Response:  We have revised the disclosure as follows:

“Since our inception, our costs of research and development associated with the development of our surf leash have been very nominal amount of less than $30.  These costs are derived from the minimal expenditures on raw materials, as well as those related to the research and development of our prototype.  Mr. Lane, the primary designer of our prototype, is a surfer and is also our primary product tester. Mr. Lane’s direct involvement in design and testing has allowed us to keep our initial costs of research and development at a very nominal level, however we believe our costs should be expected to increase substantially once we begin the manufacture of our final product due to the outlay of funds for mass quantities of raw materials and other production expenses.”

Business Development, page 20

41.
We note that you intend to develop and market your initial product, the surf leash, through your wholly-owned subsidiary, SquareRoot. Please revise to disclose whether you intend to develop, market and sell all of your products through SquareRoot. In addition, please add this disclosure in your Prospectus Summary section.

Response: We have revised page 20 for clarification as follows;

“This initial product will be developed and marketed through our wholly-owned subsidiary SquareRoot, Inc. Even though our current product is being developed through SquareRoot, Inc., our intention is to broaden our design and development to begin building products under the Sport Tech brand name.”

42.	Please revise to disclose the trademark that you are in the process of registering with the United States Patent and Trademark Office and disclose when you expect to complete the process.

Response: We have revised the Business Development section on page 20 to disclose that the Company is in the process of registering the Trademark as follows;

“The importance of our Intellectual Property cannot be overstated. We are currently in the process of completing working trials of our prototype.  Upon completion we will focus on securing federal protection of our first patent for a surf leash design. Currently, we are in communication with the United States Patent and Trademark Office (“USTPO”), regarding the application of our trademark. Our Trademark application was filed on September 13, 2010. The USPTO issued a Notice of Allowance regarding our trademark application on May 3, 2011. As a result, we have a six month period to file a Statement of Use (“SOU” ) to complete the trademark application, or alternatively file an extension request.  We intend to move forward with the filing the SOU, but may opt to file an extension if we are unable to complete this task under such time constraints.  The Intellectual Property represented in our technology and engineering may become our most valuable asset, which may distinguish us from the rest of the industry.”

43.	Please revise to clarify what you mean by “provisional patent” and “working trials” and remove the words “innovative” and “popular” from the second sentence in the second paragraph on page 20.
Response: We have revised this section as follows;

“Currently, we are in the approval process with the United States Patent and Trademark Office (“USPTO”) for trademark which was filed in September of 2010. Our first new product is a surf leash, currently in development and testing, for water related sports such as surfing and body-boarding. We intend on filing either a provisional patent, or formal patent application with the USPTO under the guidance of patent counsel once we have completed the research and development of our surf leash prototype. This initial product will be developed and marketed through our wholly-owned subsidiary SquareRoot, Inc. Even though our current product is being developed through SquareRoot, Inc., our intention is to broaden our design and development to begin building products under the Sport Tech brand name.”

44.
We note your disclosure in the third sentence in the second paragraph of this section that the design of your products is “centered on the perspective of consumer demands with regard to longevity, functionality and safety.” Please revise to state that the design of your products is centered on what you believe to be from the perspective of consumer demands or advise.

Response: We have revised this section as follows;

“We believe the design of our products are centered from the perspective of consumer demands with regard to longevity, functionality and safety. Our intention is to design products which last longer, and are safer than those of our competitors.”

45.
Please reconcile your statement in the second sentence in the first paragraph of this section that you intend to make products that are “more affordable” with your statements in the last two sentences in the second paragraph that you believe that consumers are willing to pay more for a product if it is durable and that you designed your surf leash with this in mind. Clarify whether your products will be more “affordable” from the customer’s point of view as it appears that you intend to make products with a “lifetime warranty.”

Response: We have revised this paragraph for clarification as follows;

“We believe that consumers are willing to invest more in a product if it is durable because in the long run it will last longer.  We are designing our surf leash with this in mind. For example, popular brands sell their surf leash products for approximately thirty five dollars, but these leashes generally break within a year. On the other hand, our leash will be slightly more expensive but this is because the leash comes standard with a lifetime warranty.”

46.
Refer to the last sentence of the first paragraph under this section. Please provide a basis for the statement that you will transition into a “much broader range” of sporting products in the future or state it as a belief. Also disclose that you cannot provide any assurances that you will have a broad range of other sporting goods in the future.

Response: We have removed the last sentence of the first paragraph under this section.

Business of Issuer, page 20

Description of the Status of the Product, page 20

47.
We note your statement on page 20 that the new design uses a braided stainless steel line that is encased in urethane. Please revise to clarify that you are still researching “the most desirable and cost effective materials to use in the manufacture of [your] product.”

Response: We have revised our statement on page 20 as follows;

“Although we are still researching and developing most desirable and cost effective materials to use in the manufacture of our product, our current design uses a braided stainless steel line that is encased in urethane tubing.”

48.	Please revise to remove the word “improved.” Alternatively, please revise to state as a belief and clarify that there is no guarantee that consumers will view your product as an improvement.

Response: We have revised to remove the word “improved”.

49.
Please provide support for your statement that your design increases the durability of the surf leash while preventing spring back of the surfboard or body-board. Alternatively, please revise to state this as a belief and provide support for your statement.

Response: We have revised this paragraph as follows;

“We believe that using a stainless steel line will increase the durability of the surf leash while preventing spring back of a surfboard or body-board. Preventing the spring back increases safety, as the board is less likely to spring into the body of the leash user. Once we have completed our working trials, we intend to commence with our marketing strategy.”

Supplementally, we have provided documentation supporting the basis of our belief.

50.	Disclose when you will complete your working trials.

Response: We have revised to disclose that we expect to complete working trials by the end of the third quarter of 2011.

Long Felt Need for a Better Product, page 21

51.	Please provide support for your statement regarding the cause of Mr. O’Neill’s accident.

Response: This section has been revised to include a web link directing the reader to a site documenting and describing the cause of Mr. O’Neills’ accident. Supplementally, we have included a print-out of this site.

52.	Please provide support for your statement that “the same problems still exist in modern surf leash engineering, in addition to other flaws.” Alternatively, please revise to state as a belief.

Response: We have revised this section as follows;

“This accident was caused by the flawed design and materials, which stretched from the force of the waves and then snapped back with a force similar to that of a rubber band. We believe that the same problems still exist today in modern surf leash engineering, in addition to other flaws. Our solution is to fix these problems and capitalize on the market.”

53.
Please provide support for your statements that “a product’s demand is significantly affected by its perceived longevity” and that, “in the context of surfing, “a leash which lasts longer is more desirable when it carries a manufacturer’s warranty.” Alternatively, please revise to state as a belief.

Response: We have revised this paragraph as follows;

“Sport Tech’s philosophy is based on the notion that products should be built to last. In the context of surfing, we believe that a leash which lasts longer is more desirable when it carries a manufacturer’s warranty.”

54.	Please provide support for your statements in the last paragraph on page 21 regarding your competitors’ surf leashes. Alternatively, please remove these statements.

Response: We have removed the last paragraph on page 21 regarding the Company’s competitor’s surf leashes.

55.
We note your statement on page 21 that, “[a]ccording to research [you] have conducted, no such warranty exists on the market.” Please revise to describe the nature and extent of your research and provide to us the support for such claim. Alternatively, please remove this statement.

Response:  We have removed the last sentence “[a]ccording to research we have conducted, no such warranty exists on the market.” of this paragraph on page 21.

Manufacturing, page 23

56.
Please revise to clarify what you mean by “a grassroots door to door focus in Southern California” on page 23 and disclose whether you will be hiring employees to start this marketing initiative considering that you do not intend to hire any new employees in the next 12 months.

Response: We have revised the disclosure on page 23 regarding “grassroots door to door focus is Southern California” as follows;

“Initial market introduction through our website, followed by a grassroots “door to door” focus in Southern California. We will market the product initially to surfers within the community through friends and family, then expanding to community surf shops. We do not intend on hiring any employees within the next 12 months.”

Competition, page 23

57.	Please provide support to us that all of your competitors’ products are fundamentally the same in design and may be prone to the same problems. Alternatively, please remove this statement.

Response: We have removed the statement that all of the Company’s competitor’s products are fundamentally the same from page 23.

58.	Please remove the references to your large competitors in the second-to-last sentence of the second paragraph.

Response: We have removed the references to our large competitors in the second-to-last sentence of the second paragraph on page 23.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 24

Overview and Outlook, page 24

59.
In the second paragraph please define the acronym PPM. In addition, to the extent this represents a private placement please revise the discussion as the registration statement on Form S-1 is a re-sale of common shares held by selling stockholders in which you will not receive any proceeds from the sale of the shares. Your discussion gives focus to receiving cash from the PPM. We do note the disclosure under Recent Sales of Unregistered Securities that in June 2011 you sold 160,000 common shares in a private placement at $0.30 per share. Please include this disclosure in MD&A and the expected use of the net proceeds.

Response: Since this current filing is not a PPM and that term had been included in error, the language toward that indication has been removed from the second paragraph of the section. Disclosure of the June 2011 PPM of 160,000 shares at $.25 per share, not $0.30, is made accordingly.

60.
See the third paragraph. Please disclose the nature of the operations, if any, of SquareRoot, Inc. prior to your October 1, 2010 acquisition. Please identify from whom this entity was acquired and the form of purchase price consideration. Also provide this disclosure in Note 8 to the audited financial statements, along with a description of the net assets of SquareRoot, Inc. at the date of acquisition.

Response:  “On October 1, 2010 we acquired our wholly owned subsidiary SquareRoot, Inc., through the exectution of a share exchange agreement between SquareRoot and Sport Tech Enterprises.  The agreement set forth terms whereupon Sport Tech Enterprises issued 1,200,000 shares of its common stock in a 1:1 exchange for all of SquareRoot’s issued and outstanding. Prior to the acquisition by Sport Tech Enterprises, SquareRoot had been developing a final prototype for a surfboard leash. After the execution of the share exchange, SquareRoot continued the development of the prototype under the umbrella of Sport Tech Enterprises, Inc. SquareRoot was formed to design, manufacture, and distribute water sport sporting goods. Since the SquareRoot’s inception on July 2010, the Company concentrated its energies on analyzing the viability of its business plan, and establishing a business model, including researching the items needed to secure a trademark. The Company also collaborated with a local graphic artist to assist us in designing a logo for our brand name. We intend to secure federal trademark protection for our SquareRoot logo, and will begin the process of advertising and implement our marketing plan. The Company’s sole officer and Director, Brandon Lane has worked part-time to complete both of these objectives.”

See amended Note 8

“On October 1, 2010, the Company issued 1,200,000 shares of its $0.001 par value common stock at a price of $0.001 per share in exchange for 100% of Squareroot, Inc. valued at $1,200.  Prior to the acquisition, Squareroot was a development stage company that was formed to design, manufacture and distribute water sporting goods.  The entity was acquired from Mr. Brandon Lane.  The Company acquired $200 in assets and $1,000 in liabilities from Squareroot, Inc.”

61.
Disclose, if true, that you had no or minimal assets and no operations prior to the acquisition of SquareRoot, Inc. Also, disclose whether or not Sport Tech is a holding company with no assets or operations apart from its wholly-owned subsidiary, SquareRoot, Inc. This disclosure should also be included in Note 1 to the audited financial statements.

Response:

See amended Note 1.

“The Company was incorporated on July 28, 2010 (Inception) under the laws of the State of Nevada, as Sport Tech Enterprises, Inc. On October 1, 2010, we acquired our wholly-owned subsidiary, SquareRoot, Inc (“SquareRoot”) Incorporated in the state of Nevada. SquareRoot was formed to design, manufacture, and distribute water sport sporting goods.  Prior to the acquisition of Squareroot, Inc., Sport Tech Enterprises, Inc. had minimal assets and minimal operations.  Sport Tech Enterprises, Inc. is a holding company with minimal assets and operations apart from its wholly-owned subsidiary.”

Going Concern, page 24

62.
Please expand the disclosure to indicate your auditors have issued a going concern opinion that raises substantial doubt as to your ability to continue as a going concern. In addition, disclose in the first paragraph of Note 3 to the audited financial statements that there is substantial doubt as to your ability to continue as a going concern.

Response: We have revised the disclosure regarding Going Concern on page 24 as follows;

“The financial statements included in this filing have been prepared in conformity with generally accepted accounting principles that contemplate the continuance of the Company as a going concern. Our auditor’s report reflects that the ability of Sport Tech Enterprises, Inc., to continue as a going concern is dependent upon its ability to raise additional capital from the sale of common stock and, ultimately, the achievement of significant operating revenues.”

Additionally we have revise Note 3 to the audited financial statements as follows;

“The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern, which contemplates the recoverability of assets and the satisfaction of liabilities in the normal course of business. As noted above, the Company is in the development stage and, accordingly, has not yet generated revenues from operations. Since its inception, the Company has been engaged substantially in financing activities, developing its business plan and incurring start up costs and expenses. As a result, the Company incurred accumulated net losses from Inception (July 28, 2010) through the period ended March 31, 2011 of ($60,468). In addition, the Company’s development activities since inception have been financially sustained through equity financing.  These factors raise substantial doubt about the Company’s ability to continue as a going concern.”

Reports to Stockholders, page 24

63.	Please remove the first sentence of the first paragraph on page 24.

Response:  We have removed the first sentence of the first paragraph on page 24.

Results of Operations, page 25

64.
Please expand to discuss in detail the nature of the operating expenses incurred during the period. In addition, discuss and provide details of the related party interest expense, including the loan amount, interest rate, and re-payment terms. We note the loan appears related to two separate lines of credit with your sole officer and director, Mr. Andrew Widme, as disclosed in Note 6 to the audited financial statements. You may provide the loan discussion under Liquidity and Capital Resources.

Response:  We revised the Expenses under the Results of Operations section on page 25 as follows;

“Operating expenses totaled $60,188 from the period of inception on July 28, 2010 through March 31, 2011. These costs include $41,355 in professional fees, $15,932 is salaries and wages and $2,901 in general and administrative expenses.”

Additionally we added the following paragraph under Liquidity and Capital Resources;

“The Company has executed two lines of credit with Andrew Widme. They both carry an annual interest rate of 6% for a term of three years, afterwhich the balance principal and interest is due in full.  In the event of a default the lines of credit will bear interest at 10% per annum.  The first line of credit in the amount of $100,000, of which $4,000 has been used for general corporate purposes is with Sport Tech Enterprises.  The second line of credit in the amount of $50,000, of which $18,596 has been used was with the wholly owned subsidiary, SquareRoot.”

Liquidity and Capital Resources, page 25

65.
Please expand the first paragraph to disclose whether or not your sole officer and director and/or stockholders have made commitments, written or oral, to provide funding ( in the form of loans or lines of credit, advances or equity contributions) to sustain your ongoing and planned business operations. Also, disclose that you have no third-party credit line available as disclosed in the Risk Factor: We will need additional capital in the future to finance our planned growth… on page 4.

Response:  We have revised the first paragraph of Liquidity and Capital Resources on page 25 as follows;

“Since inception, we have financed our cash flow requirements through capital investments from our stockholders. As we expand our activities, we may, and most likely will, continue to experience net negative cash flows from operations, pending receipt of product sales. Additionally, we anticipate obtaining additional financing to fund operations through common stock offerings, to the extent available, or to obtain additional financing to the extent necessary to augment our working capital. Currently the Company has executed a grid note with Mr. Widme to provide up to a $100,000 line of credit to the Company.  As of August 1, 2011, the Company has utilized $10,000, leaving a remaining available balance of $90,000.  Per the terms of the note, interest of 6% will be charged per anum, and the note shall be due and payable on September 29, 2013.  If the Company is unable to repay any outstanding balance on the due date, the Company will be in default and will need to renegotiate additional terms with Mr. Widme. In the future we need to generate sufficient revenues from product sales in order to eliminate or reduce the need to sell additional stock or obtain additional loans. There can be no assurance we will be successful in raising the necessary funds to execute our business plan.”

Evaluation of Disclosure Control and Procedures, page 25

66.
Your evaluation of controls and procedures is not required in connection with your FormS-1. Upon effectiveness, it should instead be provided in your subsequent Forms 10-Kand 10-Q, pursuant to Items 9A and 4T, respectively. This comment applies to “Changes in Internal Control Over Financial Reporting” as well. Please revise to omit these disclosures accordingly.

Response: We have removed the Evaluation of Disclosure Control and Procedures section on page 25.

Facilities, page 26

67.	Please revise to disclose whether SquareRoot, Inc. shares your office space with you. To the extent that it does not, please revise to disclose a description of SquareRoot, Inc.’s property.

Response: We have revised the Facilities section on page 26 as follows;

“Both Sport Tech Enterprises, Inc. and SquareRoot, Inc. share temporary office space located 10321 Running Falls, Las Vegas, NV 89178. We believe our current office space is adequate for our immediate needs; however, as our operations expand, we may need to locate and secure additional office space. Neither Company has significant physical property with the exception of general office supplies, computer and the basic tools required to assemble the prototype leash.”

Certain Relationships and Related Transactions, page 26

68.
We note your disclosure in Note 6 on page F-9 and Note 10 on page F-10 regarding the lines of credit executed with Mr. Widme on September 29, 2010 and on November 29, 2010. Please revise to disclose here pursuant to Item 404(a) of Regulation S-K. In addition, please file these agreements as exhibits to your registration statement.

Response: We have revised Certain Relationships and Related Transactions on page 26 pursuant to Item 404(a) of Regulation S-K as follows;

“On September 29, 2010, the Company executed a line of credit in the amount of $100,000 with Andrew Widme. The line of credit carries an annual interest rate of 6% and has a term of three years, at which the entire outstanding balance of principal and interest is due in full. In the event of default, the line of credit will bear interest at 10% per annum.  As of March 31, 2011, an amount of $4,000 had been used for general corporate purposes with a remaining balance of $96,000 available.

On November 29, 2010, the Company executed a line of credit in the amount of $50,000 with Andrew Widme. The line of credit carries an annual interest rate of 6% and has a term of three years, at which the entire outstanding balance of principal and interest is due in full. In the event of default, the line of credit will bear interest at 10% per annum.  As of March 31, 2011, an amount of $18,596 had been used for general corporate purposes with a remaining balance of $31,404 available.

During the month ended April 30, 2011, the Company received an additional $5,850 from Andrew Widme as a draw on the line of credit which is due in November 2013.”

Additionally we have filed the associated documents as exhibits to this amended filing.

Market for Common Equity and Related Stockholders Matters, page 26

69.	Please revise to disclose the number of holders of your common stock as of the latest practicable date.

Response: We have revised this section to reflect that the number of holders of common stock as of August 1, 2011 is 34.

Executive Compensation, page 27

Summary Compensation, page 27

70.
We note your disclosure on page 27 that your executive officer has not received any compensation, including plan or non-plan compensation. Please revise to clarify as to whether you have an equity compensation plan. To the extent you do, please file the plan as an exhibit to your registration statement.

Response: We have revised the Summary Compensation section as follows;

“Neither of our executive officers have received any compensation as of the date of this offering. The Company does not have an equity compensation plan in place. The table below summarizes the total compensation earned by each executive officer. At this time Mr. Widme is our chief executive officer and sole director.  Ms. Widme is the Company’s Secretary.”

71.	Please revise to identify Mr. Widme as your director and officer and provide the information required by Item 401 of Regulation S-K.

Response: Required Item 401 information is provided on Mr. Widme, who is identified as the sole director as well as one of the two officers, and Ms. Widme, who is identified as the other officer.  The disclosure is as follows:

DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS

    Andrew I. Widme, President, Treasurer, and Director: Andrew I. Widme, President, Treasurer, and Director of Sport Tech Enterprises, Inc., from July 2010 to present. Mr. Widme was the Secretary of Musician’s Exchange, a publically traded company in the business or reselling musical instruments and equipment, from November 2009 to July 2010.  While at Musician’s Exchange, Mr. Widme developed a basic understanding of the structure and reporting requirements of a publically traded company. Mr. Widme worked at Southwest Glazing in Las Vegas, NV from 2003-2005.  During his employment with Southwest Glazing Mr.  Widme was introduced to the residential market for windows, he learned the basics such as installation, as well as bidding and distribution. In early 2005, Mr. Widme began work at Fast Glass, located in Las Vegas, NV where he learned the commercial glass market, his duties included: biding, installation, and customer relations for both residual and commercial projects.  His commercial projects included public schools, and government buildings throughout the Las Vegas area. In late 2005 Mr. Widme transferred to Milgard Windows in Las Vegas and was employed from 2005-2007.    Mr. Widme returned to Fast Glass in late 2007 where he has been employed since.  In 2009 Mr. Widme enrolled at The College of Southern Nevada and is currently  pursuing a degree in accounting. Mr. Widme is an avid sports enthusiast.  While growing up Mr. Widme spent much of his free time waterskiing, wakeboarding, knee boarding, snowboarding, fishing, hunting, and practicing martial arts.  Mr. Widme still travels the country in his spare time to snowboard and hunt.  He is also trains at the Warrior Training Center in Las Vegas where he is perfecting his Martial Art training. Mr. Widme’s prior management experience, prior experience in public company operations and interest in sports has led us to the conclusion he would be capable to serve as our Director and President. Mr. Widme will be co-responsible for the day to day operation of the Company.

    Nicole Widme(1), Secretary:  Nicole Widme has been the Secretary of Sport Tech Enterprises, Inc., since July of 2011.  Ms. Widme graduated from University of Nevada Las Vegas in 2007 with a Bachelors of Science in Accounting.  Prior to graduating from UNLV, Ms. Widme was a staff accountant at O’Bannon Anaya & Company from August of 2006 through August of 2009.  During her time at O’Bannon, her duties included preparing tax returns, computing payroll, basic bookkeeping and preparing financial statements for audits and rewiews.  In August of 2009, Ms. Widme took the position of Financial Controller/Manager of Huntington Ink, Las Vegas.  Ms. Widme’s duties at Huntington Ink included being solely responsible for all A/P and A/R, bank deposits and reconciliations as was as payroll computations, and the preparation of all managerial financial statements.  Ms. Widme was also responsible for all federal and state business compliance requirements, store inventory and the hiring and managing of all store personel. Ms. Widme’s experience in accounting and business operations, has led us to the conclusion that she would be capable to serve as our Secretary.  Ms. Widme will share responsibility for the day to day operation of the Company.
(1)	Mr. and Ms. Widme are husband and wife.

Shares Eligible for Future Sale, page 28

72.	Please revise the second sentence in the second paragraph of this section to clarify that the 8,410,800 shares purchased pursuant to this offering will be freely tradable without restriction.

Response: We have revised the second sentence in the second paragraph of this section on page 28 as follows;

“Upon the effectiveness of this registration, 8,418,800 shares purchased pursuant to this offering, will be freely tradable without restriction or further registration under the Securities Act, unless such shares are purchased by individuals who become “affiliates” as that term is defined in Rule 144 under the Securities Act, as the result of the securities they acquire in this offering which provide them, directly or indirectly, with control or the capacity to control us.”

73.
We note your disclosure on page 28 that on September 2010 you issued 24,000,000 shares of your common stock to Mr. Widme. Please disclose in your Certain Relationships and Related Transactions section.

Response: We have added the following disclosure to the Certain Relationships and Related Transactions section;

“In September of 2010, we issued 24,000,000 shares of restricted common stock to Mr. Widme pursuant to his capital investment of $24,000.”

74.	Please revise to disclose the information required by Item 403 of Regulation S-K regarding the security ownership of certain beneficial owners and management.

Response: Such disclosures have been made  in the new ‘Security Ownership of Certain Beneficial Owners’” and   Security Ownership of Management tables as follows;

Security Ownership of Certain Beneficial Owners
Title of Class	Name and Address	Amount and Nature	Percentage of Class
Common	Jane Stoecklein C/o Stoecklein Law Group 402 W. Broadway, Suite 690, San Diego, Ca 92101	8,000,000 Founder’s Shares	24%

Security Ownership of Management
Title of Class	Name of Beneficial Owner	Amount and Nature of Beneficial Ownership	Percent of Class
Common	Andrew I. Widme	24,000,000 Founder’s Shares	71%

Financial Statements

Statement of Cash Flows, page F-5

75.
See the operating and the non-cash activities line item Shares issued for services in the amount of $6,000. Please reconcile this amount with the $5,000 amount recorded for common stock issued for services in the Statement of Stockholders’ Deficit and in Note 8 to the financial statements.

Response:  See revisions made to reclassify $1,000 to impairment of goodwill.

Note 4. Trademark, page F-8 and Note 5. Website, page F-9

76.
Please expand the narrative discussion to disclose the significance of, or the event occurring in, April 2011 when amortization will commence. We note your disclosure in Note 2, but are unclear as to your expected timing of when and how you determined April 2011 to be the month of commencement for amortizing the trademark and website development costs. Please explain in more detail.

Response: We have revised the Trademark Note 4 on page F-8 as follows;

“During the period from Inception (July 28, 2010) through March 31, 2011, the Company recorded amortization expense of $0.  The Company will commence amortization in April 2011 as this is when the website was launched and was “live” using the trademark.”

We have revised the Website Note 5 on page F-9 as follows;

During the period from Inception (July 28, 2010) through March 31, 2011, the Company recorded amortization expense of $0.  The Company will commence amortization in April 2011 as this is when the website was launched and went “live” on the internet.”

Note 8. Stockholders’ Equity, page F-10

77.	For each of the September 2010 stock transactions, please also disclose that these represented the initial capitalization of the Company and are considered to be founders’ shares.

Response: We have revised Note 8 as follows;

“On September 7, 2010, the Company issued 200,000 shares of its $0.001 par value common stock at a price of $0.001 per share for cash of $200.  This investment represented initial capitalization and the shares issued are to be considered Founder’s shares.

On September 21, 2010, the Company issued an officer and director of the Company 24,000,000 shares of its $0.001 par value common stock at a price of $0.001 per share for cash of $24,000. This investment represented initial capitalization and the shares issued are to be considered Founder’s shares.

On September 22, 2010, the Company issued 8,000,000 shares of its $0.001 par value common stock at a price of $0.001 per share for cash of $8,000. This investment represented initial capitalization and the shares issued are to be considered Founder’s shares.”

Other Expenses of Issuance and Distribution

78.
Please reconcile your disclosure here that you had no legal fees or expenses with your disclosure on page F-10 regarding shares of common stock that you issued to help pay for your legal fees and expenses.

Response: We have revised this section on page F-10 to include the $5,000 expense for Legal Fees and Expenses.

Recent Sales of Unregistered Securities

79.
We note your disclosure in this section that Stoecklein Law Group paid $.10 per share of your common stock. However, your disclosure on page F-10 suggests that you issued these shares to Stoecklein Law Group for legal services. Please revise or advise.

Response: We have revised the fifth paragraph on page F-10 as follows;

“During December of 2010, Stoecklein Law Group received 50,000 shares of common stock, at a price valuation of $0.10 per share, in exchange for legal services per the terms of the Retainer Agreement between the Company and Stoecklein Law Group, executed on July 30, 2010.”

Undertakings

80.	Please revise to include the undertaking exactly as it appears in Item 512(a) of Regulation
S-K.

Response: The Undertakings section has been revised accordingly to include the entire language of Item 512(a) of Regulation S-K.

Exhibit 5.1

81.	Please have counsel revise to change the reference to “Legal Matters” on page 2 to “Interests of Named Experts and Counsel.”

Response: The reference to “Legal Matters” has been changed to “Interests of Named Experts and Counsel” accordingly in the Legal Opinion Letter from Stoecklein Law Group serving as Exhibit 5.

Exhibit 23.1

82.	Amendments should contain a currently dated accountants’ consent. Manually signed consents should be kept on file for five years. Reference is made to Rule 402 of Regulation C.

Response:  We understand the requirements of Rule 402 and we will comply with the rule accordingly.

83.
In addition, expand the second paragraph to also refer to the section, Changes in and Disagreements with Accountants on Accounting and Financial Disclosure, at page 28 of the Registration Statement on Form S-1.

Response:  We have revised this section  per request.  Please refer to page 37 of the S-1.

Other

Age of Financial Statements

84.	Please continue to consider the financial statement updating requirements set forth in Rule 8-08 of Regulation S-X.

Response: We have considered and understand the updating requirements set forth in Rule 8-08 of Regulation S-X.

Sincerely,

                                                                                                                                  /S/ Donald J. Stoecklein
Donald J. Stoecklein

cc: Sport Tech Enterprises, Inc.